Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

News Release

For Immediate Release

CBOE HOLDINGS DECLARES

FOURTH-QUARTER 2016 DIVIDEND

CHICAGO, IL – October 26, 2016 – CBOE Holdings, Inc. (NASDAQ: CBOE) announced today that its Board of Directors has declared a quarterly cash dividend of $0.25 per share of common stock for the fourth quarter of 2016.  The fourth-quarter dividend is payable on December 16, 2016, to common stockholders of record as of December 2, 2016.

About CBOE Holdings, Inc.:

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE), and other subsidiaries. CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option. Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.

Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-F

CBOE-D

CBOE-OE

CBOE®, Chicago Board Options Exchange®, CFE®, CBOE Volatility Index®, Livevol®, FLEX® and VIX® are registered trademarks, and CBOE Futures ExchangeSM, BuyWriteSM, BXMSM, WeeklysSM and The Options InstituteSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE. All other trademarks and service marks are the property of their respective owners.

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News Release: CBOE Holdings Declares Fourth-Quarter Dividend

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Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.